FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated July 11, 2001, announcing that STMicroelectronics will announce its Second Quarter earnings on July 12, 2001 at 8 a.m. Central European Time, 10 a.m. ET on July 12, 2001.

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                            [STMicroelectronics Logo]
                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMMUNICATO STAMPA
                                PRESSEINFORMATION


      STMicroelectronics Will Announce Second Quarter Earnings on July 12,
         2001 at 8 a.m. Central European Time/2 a.m. Eastern Time & Has
      Scheduled a Conference Call for 4 p.m. Central European Time/10 a.m.
                               ET on July 12, 2001

Geneva - (BUSINESS WIRE)--July 11, 2001 - STMicroelectronics (NYSE:STM) today announced that it will release earnings before the markets open on Thursday, July 12, 2001.

The management of STMicroelectronics will conduct a conference call at 4 p.m. CET/10 a.m. ET to discuss operating performance for the second quarter ended June 30, 2001.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com.

Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast will be available until July 20, 2001.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on Borsa Italiana, Milan. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com

For further information please contact

STMicroelectronics
Maria Grazia Prestini                Benoit de Leusse
Corporate Press Relations Manager    Investor Relations Manager Europe
Tel. +39.039.603.59.01               Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32               Fax  +33.4.50.40.25.80
mariagrazia.prestini@st.com          benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                       Jean-Benoit Roquette/Nicole Curtin
Media Relations                      Investor Relations
Tel. +33.1.47.03.68.10               Tel. +33.1.47.03.68.10
llichtlen@mweurope.com               jbroquette@mweurope.com/ncurtin@weurope.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer